UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 7)*


                             IMMERSION CORPORATION
                               (Name of Issuer)


                                 Common Stock
                        (Title of Class of Securities)


                                   452521107
                                (CUSIP Number)


                                  July 10, 2000
            (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/   /   Rule 13d-1(b)
/ X  /  Rule 13d-1(c)
/  /    Rule 13d-1(d)








*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).























                                 SCHEDULE 13G

CUSIP No. 452521107


 1  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Cybernet Systems Corporation 43-0924383

 2  Check The Appropriate Box If A Member Of A Group*     (a) [  ]
                                                          (b) [  ]

 3  SEC Use Only



 4  Citizenship or Place of Organization

     Delaware

                     5    Sole Voting Power
                          904,608 (plus 311,502 fully vested warrants)

 Number Of
  Shares              6  Shared Voting Power
Beneficially                  -0-
 Owned By
   Each               7  Sole Dispositive Power
 Reporting               904,608 (plus 311,502 fully vested warrants)
  Person
   With               8  Shared Dispositive Power
                               -0-

 9  Aggregate Amount Beneficially Owned By Each Reporting Person
    904,608 (plus 311,502 fully vested warrants)

10  Check Box If The Aggregate Amount In Row (9) Excludes     [  ]
    Certain Shares*

11  Percent Of Class Represented By Amount In Row (9)

    4.67%

12  Type Of Reporting Person*

     CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT























Item 1(a)        Name of Issuer:

                 IMMERSION CORPORATION (the "Company")

Item 1(b)        Address of Issuer's Principal Executive Offices:
                 801 Fox Lane
                 San Jose, CA  95131

Item 2(a)        Name of Person Filing:
                 Cybernet Systems Corporation


Item 2(b)        Address of Principal Business Office:
                 727 Airport Blvd.
                 Ann Arbor, MI  48108

Item 2(c)        Citizenship:
                 Delaware

Item 2(d)        Title of Class of Securities:
                 Common Stock ($.001 par value)

Item 2(e)        CUSIP No.: 452521107

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a:
        Not applicable.

Item 4. Ownership
                         (a) Amount Beneficially Owned: 904,608 (plus 311,502 fully vested warrants)

                         (b)      Percent of Class: 7.02%

                         (c)      Number of shares as to which such person has:

                                  (i)      sole power to vote or to direct
                                           the vote - 904,608 (plus 311,502
                                           fully vested warrants)

                                   (ii)    shared power to vote or to direct
                                           the vote - 0

                                  (iii)    sole power to dispose or to direct
                                           the disposition of 904,608 (plus
                                           311,502 fully vested warrants)

                                  (iv) shared power to dispose or to direct the disposition of - 0


Item 5. Ownership of Five Percent or Less of a Class
        Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7. Identification and Classification of the Subsidiary
        Which Acquired the Security Being Reported on By the Parent Holding Company
        Not applicable.

Item 8. Identification and Classification of Members of the
        Group
        Not applicable.

Item 9. Notice of Dissolution of Group
        Not applicable.

Item 10. Certifications
         Not applicable.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 28, 2001


/S/Charles J. Jacobus
Signature


Charles J. Jacobus, President
Name/Title